EXHIBIT 5

TRANSACTIONS BY REPORTING PERSONS IN

COMPANY COMMON STOCK DURING THE PAST 60 DAYS

Wigley has acquired direct and/or indirect beneficial ownership of the Company Common Stock in the following open market transactions:

Date	No. of Shares	Price
03/01/02	1,000	$2.00
03/01/02	7,625	$1.98
03/01/02	2,000	$1.93
03/01/02	10,900	$1.90
03/04/02	2,000	$1.95
03/04/02	4,000	$1.93
03/04/02	1,000	$1.91
03/07/02	3,000	$1.67